

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust
CUSIP NO. 12496DAA5

Bank of America, National Association, as Trustee for the Trust, hereby gives notice
with respect to the Distribution Date of September 26, 2011 (the "Distribution Date") as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date
allocable to principal and premium, if any, and interest, is as set forth below:

Principal Amount	Fixed Rate	Fixed Amount	Payment Amount	Principal Payment	Total Distribution
$24,000,000.00	5.23300%	30/360	$ 104,660.00		$ 104,660.00

The amount of aggregate interest due and not paid as of the Distribution Date is $0.00 .

The Trustee received $ 105,916.65 from the Swap Counterparty and paid Trustee Fees of $467.17.
$789.48 was moved to the Expense Account.

At the close of business on the Distribution Date, 24,000,000 Current value of the principal amount of Certificates
were outstanding.

The amount the Trustee received in interest on the related Underlying securities for the Underlying Security Accrual Period therfor last ended is detailed below:

The Trustee paid Swap Payments to the Swap Counterparty totaling $114,125 in the Accrual period just ended.

Ratings Information

	Original Ratings		Current Ratings/As of September 26, 2011	
Cusip	Moody's	S & P	Moody's	S & P
12496DAA5	A3	A-	Ba1	BBB-

Underlying Issuer and Underlying Security	Interest Rate	Original Credit Rating: Moody's/S&P	Current Credit Rating: Moody's/S&P	Principal Amount per Underlying Security	Maturity Date	CUSIP No.	Received on Underlying Securities in September
Bank of America Corporation 4.875% Senior Notes due 2013	4.8750%	Aa2/A+	Baa1/A	1,000,000.00	January 15, 2013	060505AX2	
Bank One Corporation 5.25% Subordinated Notes due 2013	5.2500%	A1/A-	A1/A	1,000,000.00	January 30, 2013	06423AAS2	
BB&T Corporation 4.75% Subordinated Notes due 2012	4.7500%	A2/A-	A3/A-	1,000,000.00	October 1, 2012	054937AD9	
Boeing Capital Corporation 5.80% Senior Notes due 2013	5.8000%	A3/A	A2/A	1,000,000.00	January 15, 2013	097014AH7	
Campbell Soup Company 5.00% Notes due 2012	5.0000%	A3/A	A2/A	1,000,000.00	December 3, 2012	134429AR0	
Citigroup Inc. 5.625% Subordinated Notes due 2012	5.6250%	Aa2/A+	Baa1/A-	1,000,000.00	August 27, 2012	172967BP5	28,125.00
ConocoPhillips 4.75% Notes due 2012	4.7500%	A3/A-	A1/A	1,000,000.00	October 15, 2012	20825CAE4	
Consolidated Edison Company of New York, Inc. 5.625% Debentures, Serie	5.6250%	A1/A	A3/A-	1,000,000.00	July 1, 2012	209111DZ3	
Credit Suisse First Boston (USA), Inc. 6.50% Notes due January 15, 2012	6.5000%	Aa3/A+	Aa1/A+	1,000,000.00	January 15, 2012	22541LAC7	
Dominion Resources, Inc. 2002 Series C 5.70% Senior Notes due 2012	5.7000%	Baa1/BBB+	Baa2/A-	1,000,000.00	September 17, 2012	257469AF3	28,500.00
The Dow Chemical Company 6% Notes due 2012	6.0000%	A3/A-	Baa3/BBB	1,000,000.00	October 1, 2012	260543BR3	
Duke Energy Corporation 5.625% Senior Notes due 2012	5.6250%	Baa1/BBB+	A3/A-	1,000,000.00	November 30, 2012	264399EF9	
Ford Motor Credit Company 7.250% GlobLs due October 25, 2011	7.2500%	A3/BBB	Baa2/BB-	1,000,000.00	October 25, 2011	345397TY9	
General Electric Company 5% Notes due 2013	5.0000%	Aaa/AAA	Aa2/AA+	1,000,000.00	February 1, 2013	369604AY9	
General Motors Acceptance Corporation 6.875% Notes due August 28, 201	6.8750%	A3/BBB	B1/B+	1,000,000.00	August 28, 2012	370425SE1	34,375.00
The Goldman Sachs Group, Inc. 4.750% Notes due 2013	5.7500%	Aa3/A+	A1/A	1,000,000.00	July 15, 2013	38141GDK7	
John Deere Capital Corporation 5.10% Global Debentures due January 15,	5.1000%	A3/A-	A2/A	1,000,000.00	January 15, 2013	244217BK0	
Johnson & Johnson 3.80% Debentures due May 15, 2013	3.8000%	Aaa/AAA	Aaa/AAA	1,000,000.00	May 15, 2013	478160AM6	
Limited Brands, Inc. 6.125% Notes due December 1, 2012	6.1250%	Baa1/BBB+	Ba2/BB+	1,000,000.00	December 1, 2012	532716AH0	
Marsh and McLennan Companies, Inc. 4.850% Senior Notes due 2013	4.8500%	A2/AA-	Baa2/BBB-	1,000,000.00	February 15, 2013	571748AJ1	
Merck & Co., Inc. 4.375% Notes due 2013	4.3750%	Aaa/AAA	Aa3/AA	1,000,000.00	February 15, 2013	589331AH0	
SBC Communications Inc. 5.875% Global Notes Due August 15, 2012	5.8750%	A1/A+	A2/A-	1,000,000.00	August 15, 2012	78387GAK9	
Verizon Virginia Inc. 4.625% Debentures, Series A, due 2013	4.6250%	Aa3/A+	WR/A-	1,000,000.00	March 15, 2013	92345NAA8	23,125.00
Wal-Mart Stores, Inc. 4.55% Notes Due 2013	4.5500%	Aa2/AA	Aa2/AA	1,000,000.00	May 1, 2013	931142BT9	
				24,000,000.00			114,125.00

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.

It is included for the convenience of the Holders.